Mail Stop 0408




								June 10, 2005




Mr. Greg L. Lee
Chairman of the Board and Chief Executive Officer
Nexity Financial Corporation
3500 Blue Lake Drive, Suite 330
Birmingham, Alabama 35243

      Re:	Nexity Financial Corporation
      Registration Statement on Form 10
      Filed April 20, 2005
      File No. 000-51273



Dear Mr. Lee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General
1. Throughout the disclosure on your business operations, please distinguish, as appropriate, between your internet banking and traditional banking operations.

2. Please note the updating requirements of Rule 3-12 of Regulation S-
X.


Forward-Looking Statements, page 1
3. Please eliminate the references to the Private Securities Litigation Reform Act of 1995 and to Section 21E of the Exchange Act, as they are inapplicable to you because this is your initial registration of securities.
4. Please move this section to after the risk factors section.


General Business, page 1
5. Please provide more disclosure describing your banking operations, particularly the mechanics of the internet banking and correspondent banking operations.

6. Please disclose the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 15 percent or more of consolidated revenue, as required by Item 101(c)(1)(i) of Regulation S-K.

7. Please provide us an analysis supporting your determination that your business model is "unique," or discontinue this characterization.

8. Please describe your "extensive asset generation strategy" to which you refer on page 2.


Risk Factors, page 11
9. Include a new risk factor addressing the risks involved in management owning 28% of the common stock.

10. Advise what consideration was given to including a risk factor on your ability to manage your rapid growth and diversification.


Competition, page 16
11. Advise us of the basis for the following claims:
* you have "few proven competitors" in electronic banking;
* that "few have married the Internet deposit gathering funding with correspondent bank asset growth and non-interest fee income;" and
* that you have a competitive advantage based upon your "lower cost operational infrastructure" than your competitors.

12. Discuss separately the competition in your traditional banking business, as required by Item 101 (c) (1) (x).

13. Expand the disclosure to describe what it is about your operational infrastructure that makes it "low cost."


Available Information, page 16
14. Please add the Item 101(e) (1) of Regulation S-K disclosure to specifically identify the reports and other information you file with the SEC. Also provide the disclosure required by Item 101(e) (2).


Overview, page 18
15. Please revise this section consistent with Release No. 33-8350 including, but not limited to, the following:
* provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results;
* include economic or industry-wide factors relevant to the company;
* inform the reader about how the company earns revenues and income and generates cash; and
* provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

16. Please delete your characterization of your growth since inception as "tremendous."

17. Please provide disclosure regarding your performance since
December 31, 2004.


Loans, page 27
18. Please disclose the various risks involved with each of the different loan types, noting which carry a higher degree of risk.


Liquidity Risk Management / Deposits, page 39
19. You provide the maturity of time deposits within the ranges in the
table of contractual obligations on page 39.  Please refer to
Guide 3
V.(D) and revise your Form 10 to provide the maturity of time deposits
over $100,000 by time remaining until maturity of 3 months or less;
over 3 months through 6 months; over 6 through 12 months; and over
12
months.


Item 15. Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 8
20. Discounts on loans are amortized to income using a method that "is a method approximating the effective interest method" over the term of the loan. Please tell us the amount of the difference between the effective interest method and the sum-of-the-months-digits method used for the income statement and unearned income on the balance sheet. Tell us how you determined that your policy complies with SFAS 91.

21. Your sole intangible asset is the Corporation`s bank charter and is classified as an indefinite-lived intangible asset and no longer amortized. Tell us why you consider the bank charter an intangible asset and how you determined it was an indefinite lived intangible asset consistent with paragraph 11 of SFAS 142.


Note 3 - Investment Securities, page 12
22. The amount of FHLB stock held associated with the FHLB advances of
$95 million is not disclosed in the investment portfolio or in the discussion long-term debt. In future filings please specify the amount of FHLB stock held as collateral for the FHLB advances.


Note 16 - Stock Option Plan, page 16
23. The SFAS 123 pro forma disclosures are provided in Note 16 to the financial statements. Please refer to SFAS 123 paragraph 45 and include the pro forma disclosures in the "Summary of Significant
Accounting Policies".

24. Please include (1) net income and basic and diluted earnings per as reported, and (2) the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards as required by SFAS 123 paragraph 45(c).

25. In addition, provide the expected volatility used to estimate the compensation expense if using the fair value method under SFAS
123.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Matthew Komar at (202) 551-3781 or Donald A. Walker, Jr. at 202-551-3490 if you have questions regarding comments
on the financial statements and related matters.  Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-
3448
with any other questions.



								Sincerely,



								Jessica Livingston
								Attorney - Advisor




Mr. Greg L. Lee
Nexity Financial Corporation
June 10, 2005
Page 1